Articles of Amendment

to

Articles of Incorporation

of

Oxford City Football Club, Inc.

Pursuant to the provisions of Section 607.1006, Title XXXVI of the Florida Statutes, Oxford City Football Club, Inc., a Florida Profit Corporation (the “Corporation”), adopts the following amendment to its Articles of Incorporation:

Name of corporation: Oxford City Football Club, Inc.

Article V Capital Stock

The article has been amended as follows:

Effective as of August 10, 2015 (the “Effective Time”), a combination of the Corporation’s Common Stock, Series A Convertible Preferred Stock and Series B Convertible Preferred Stock shall become effective, pursuant to which (i) every two thousand shares of Common Stock outstanding and held of record by each shareholder of the Corporation immediately prior to the Effective Time shall be reclassified and combined into one share of Common Stock automatically and without any action by the holder thereof and shall represent one share of Common Stock from and after the Effective Time; (ii) every two thousand shares of Series A Convertible Preferred Stock outstanding immediately prior to the Effective Time shall be reclassified and combined into one share of Series A Convertible Preferred Stock automatically and without any action by the holder thereof and shall represent one share of Series A Convertible Preferred Stock from and after the Effective Time; and (iii) every two thousand shares of Series B Convertible Preferred Stock outstanding immediately prior to the Effective Time shall be reclassified and combined into one share of Series B Convertible Preferred Stock automatically and without any action by the holder thereof and shall represent one share of Series B Convertible Preferred Stock from and after the Effective Time.

No fractional shares of Common Stock, Series A Convertible Preferred Stock or Series B Convertible Preferred Stock shall be issued as a result of such combination. In lieu thereof, each holder of record of Common Stock, Series A Convertible Preferred Stock or Series B Convertible Preferred Stock who would otherwise be entitled to receive a fractional share of Common Stock, Series A Convertible Preferred Stock or Series B Convertible Preferred Stock shall receive one whole share of Common Stock, Series A Convertible Preferred Stock or Series B Convertible Preferred Stock. Any reference to “Common Stock”, “Preferred Stock,” “Series A Convertible Preferred Stock” or “Series B Convertible Preferred Stock in these Articles of Incorporation shall mean, after the Effective Time, the Common Stock, Preferred Stock, Series A Convertible Preferred Stock or Series B Convertible Preferred Stock as reclassified and combined pursuant to this provision.

The date of each amendment(s) adoption: August 17, 2015

Adoption of Amendment(s): This Amendment was adopted by the Board of Directors and by the Shareholders of the Corporation by adoption of a resolution approving the share combination on June 19, 2015 as amended on July 14, 2015. The number of votes cast for this Amendment by the Shareholders was sufficient for approval.

Rights of Shareholders; Percentage of Authorized Shares: This Amendment does not adversely affect the rights or preferences of the holders of outstanding shares of the Corporation’s Common Stock or Preferred Stock but does result in the percentage of authorized shares of the Corporation’s Common Stock or Preferred Stock that remain unissued after the share combination to exceed the percentage of authorized shares of the Corporation’s Common Stock or Preferred Stock that were unissued before the share combination.

IN WITNESS WHEREOF, the Corporation has caused its corporate seal to be hereunto affixed and this Certificate of Amendment of the Corporation’s Articles of Incorporation, as amended, to be signed by Thomas Guerriero, its President, this 10th day of August, 2015.

Officer Signature (required):	Oxford City Football Club, Inc.

Thomas Guerriero, President